Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Compass Bancshares, Inc.
Commission File No. 1-31272

Below is a press release issued by Compass Bancshares, Inc. announcing a quarterly dividend:

Compass Bancshares Increases Dividend for 26th Consecutive Year

Indicated Annual Dividend of $1.72 Per Share Represents a 10 Percent Increase

BIRMINGHAM, Ala.--(BUSINESS WIRE)--Feb. 21, 2007--The board of directors of Compass Bancshares, Inc. (NASDAQ: CBSS) announces a quarterly cash dividend of $0.43 per share, a 10 percent increase over the prior quarter. The dividend is payable on April 2, 2007 to shareholders of record as of the close of business on March 15, 2007.

The indicated annual dividend of $1.72 per share represents the 26th consecutive year that Compass has increased its dividend to shareholders. Over the past 10 years, Compass earnings per share and annual dividend per share have grown at an annual compound rate of 11 percent. Compass assets over the same period have grown at a compound annual rate of nine percent.

Compass is a member of the S&P 500 Dividend Aristocrats, a list of S&P 500 companies that have increased their dividends in each of the last 25 years. Compass is also a member of the Dow Jones Select Dividend Index, a dividend-based index of 100 companies selected for their high yield and track record of increased dividends, and holds Mergent's "Dividend Achiever" designation for increasing dividends for at least 10 consecutive years. Earlier this year, Compass was named for the eighth consecutive year to Forbes "Platinum 400" list as one of the best big companies in America. In addition, Compass ranked second in rewarding shareholders among the 18 banks on the list based on five-year total return.

Last week, Compass announced the signing of a definitive agreement under which Banco Bilbao Vizcaya Argentaria, S.A. (NYSE: BBV Madrid: BBVA) ("BBVA") will acquire Compass for a combination of cash and stock. Compass stockholders can elect to receive either 2.8 BBVA American Depository Shares ("ADSs") or $71.82 in cash per Compass common stock, subject to proration. The receipt of BBVA ADSs in the transaction, which will comprise just over half of the consideration, will be tax free to Compass stockholders. A historical summary of cash basis dividends on BBVA ADSs and Compass' common stock can be found on Compass' web site at www.compassbank.com under the link labeled "Compass - BBVA Merger News."

Compass Bancshares, Inc. is a $34.2 billion Southwestern financial holding company which operates 415 full-service banking offices including 164 in Texas, 89 in Alabama, 75 in Arizona, 44 in Florida, 33 in Colorado and 10 in New Mexico. Compass is among the top 30 U.S. bank holding companies by asset size and ranks among the top earners of its size based on return on equity. Shares of Compass' common stock are traded through the NASDAQ Global Select Market(SM) exchange under the symbol CBSS. Additional information about Compass, a member of the S&P 500 Index and Dow Jones Select Dividend Index, can be found at www.compassbank.com.

Cautionary Statement Regarding Forward-Looking Information

Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties. Compass cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Compass and BBVA, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Compass stockholders or BBVA shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Compass' and BBVA's filings with the SEC, which are available at the SEC's website http://www.sec.gov. Compass disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information About This Transaction

In connection with the proposed transaction, BBVA will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. Compass will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Compass and BBVA with the SEC at the SEC's website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Compass' website at www.compassbank.com under the tab "Investor Relations" and then under the heading "SEC Filings".

Participants in this Transaction

Compass, BBVA and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Compass' executive officers and directors in Compass' definitive proxy statement filed with the SEC on March 17, 2006. You can find information about BBVA's executive officers and directors in BBVA's Form 20-F filed with the SEC on July 7, 2006. You can obtain free copies of these documents from Compass or BBVA using the contact information above.

Below is a document posted on the Compass Bancshares, Inc. website:

Frequently Asked Questions – Cash Dividends

Does BBVA pay a cash dividend?

Compass noted that BBVA has historically paid cash dividends on the American Depository Shares (“ADSs”). Further, the dividends a holder of Compass would have received for 2004, 2005, 2006 and the first quarter of 2007 had they held 2.8 BBVA ADSs in lieu of each of their Compass common shares, would have been significantly higher than the dividends paid on the Compass common shares for those periods. According to the disclosed proposal of agreements for the next BBVA General Shareholders Meeting of March 16, 2007, a final dividend, at €0.241 (twenty-four euro-cents), approximately $0.3133 US*, per share is going to be proposed by the Board of Directors.

Below is a historical summary of cash basis dividends on BBVA ADSs and Compass’ common stock. There can be no assurances that the dividends to be paid on the BBVA ADSs following the acquisition of Compass, if any, will be in an amount that is equal or greater than that which Compass would pay if the transaction were not to occur.

Historical Cash Basis Dividend Summary (U.S. Dollars per share)

	BBVA ADSs	BBVA ADSs	CBSS Gross
Quarter	Gross Dividend Paid	Dividends at 2.8 Exchange Ratio	Dividend Paid	% Difference

January 2004	$0.1144	$0.3203	$0.2800	14.4%

April 2004	0.1352	0.3786	0.3125	21.2

July 2004	0.1230	0.3444	0.3125	10.2

October 2004	0.1232	0.3450	0.3125	10.4

Year 2004	0.4958	1.3882	1.2175	14.0

January 2005	0.1307	0.3660	0.3125	17.1

April 2005	0.1815	0.5082	0.3500	45.2

July 2005	0.1387	0.3884	0.3500	11.0

October 2005	0.1375	0.3850	0.3500	10.0

Year 2005	0.5884	1.6475	1.3625	20.9

January 2006	0.1383	0.3872	0.3500	10.6

April 2006	0.2245	0.6286	0.3900	61.2

July 2006	0.1689	0.4729	0.3900	21.3

October 2006	0.1654	0.4631	0.3900	18.7

Year 2006	0.6971	1.9519	1.5200	28.4

January 2007	0.1700	0.4760	0.3900	22.1

* To convert euro-cents to U.S. dollars, a conversion factor of 1.3 is assumed.

Cautionary Statement Regarding Forward-Looking Information

Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties. Compass cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Compass and BBVA, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Compass stockholders or BBVA shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Compass’ and BBVA’s filings with the SEC, which are available at the SEC’s website http://www.sec.gov. Compass disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information About This Transaction

In connection with the proposed transaction, BBVA will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. Compass will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Compass and BBVA with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Compass’ website at www.compassbank.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in this Transaction

Compass, BBVA and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Compass’ executive officers and directors in Compass’ definitive proxy statement filed with the SEC on March 17, 2006. You can find information about BBVA’s executive officers and directors in BBVA’s Form 20-F filed with the SEC on July 7, 2006. You can obtain free copies of these documents from Compass or BBVA using the contact information above.